TroyGould PC 1801 Century Park East, Suite 1600 Los Angeles, California 90067-2367 Tel (310) 553-4441 Fax (310) 201-4746 www.troygould.com

August 18, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kyle Wiley & Jennifer Gowetski

Re:	Highway Holdings Ltd.

Form 20-F for the Fiscal Year Ended March 31, 2023

Filed on July 13, 2023

File No. 001-38490

Ladies and Gentlemen:

By letter dated August 4, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Highway Holdings Limited (the “Company” or “Highway Holdings”) with comments on the Company’s Form 20-F for the fiscal year ended March 31, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. The Company has amended the 2022 Form 20-F in response to the Staff’s comments and concurrently is filing Amendment No. 1 to the 2022 Form 20-F (the “Amendment”).

Form 20-F for the Fiscal Year Ended March 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 45

1.	We note that during your fiscal year ended March 31, 2023 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 20-F, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do so. Additionally, please amend your Form 20-F to provide the disclosures required under Item 16I(b) of Form 20-F. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

In response to the Staff’s comment, in order to provide the information required by Item 16I(a) of Form 20-F and the disclosures required by Item 16I(b) of Form 20-F, the Company has filed the Amendment which amends and restates Item 16I of the 2022 Form 20-F in its entirety as follows:

“Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

On August 5, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022. The Company’s auditor at the time was Centurion, a registered public accounting firm headquartered in Hong Kong, a jurisdiction that the PCAOB determined it was unable to inspect or investigate completely in 2022. Centurion issued the audit report for the Company for the fiscal year ended March 31, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, the Company does not expect to be identified as a Commission-Identified Issuer under the HFCAA after it files this annual report on Form 20-F.

Securities and Exchange Commission

August 18, 2023

Based on an examination of the Company’s register of members and public filings made by its shareholders, including the Schedule 13G filed by Peter J. Abrahamson on February 6, 2023, to the Company’s knowledge, no shareholder other than Roland W. Kohl, Tiko Aharonov, and Peter J. Abrahamson own more than 5% of the Company’s outstanding shares. Mr. Kohl beneficially owns 22.1% of the Company’s outstanding shares as of July 12, 2023, and is a German national residing in Hong Kong. Mr. Aharonov beneficially owns 6.4% of the Company’s outstanding shares as of July 12, 2023, and is an Israeli national. Mr. Abrahamson beneficially owns 9.0% of the Company’s outstanding shares as of July 12, 2023, and is a United States national with a principal place of business in the State of Illinois, based on the Schedule 13G filed by Mr. Abrahamson on February 6, 2023.

Based on the above information and a review of the Company’s list of record shareholders maintained by Computershare, the Company’s transfer agent, the Company believes it is not owned or controlled by any governmental entity in Hong Kong. In addition, the Company is not aware of any governmental entity of Hong Kong that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

As of the date of this annual report, to the Company’s knowledge, (i) no governmental entities in the British Virgin Islands, Hong Kong, China or Myanmar own shares of the Company, (ii) the governmental entities in Hong Kong do not have a controlling financial interest in the Company, (iii) none of the members of the board of directors of the Company or its operating entities is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association of the Company contains any charter of the Chinese Communist Party.”

* * *

Securities and Exchange Commission

August 18, 2023

If you have any questions regarding this response, please direct them to the undersigned at (310) 789-1228 or tli@troygould.com.

Very truly yours,

/s/ Tao Li
Tao Li

cc: Alan Chan, Highway Holdings Limited